
02045516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH D.C. 154 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Commonwealth Industries, Inc.
Exact name of Registrant as Specified in Charter

0000934747
Registrant CIK Number

Form 11-K for year ended December 31, 2001
Electronic Report, Schedule or Registration Statement of Which the Documents are a Part

0-25642
SEC File Number


PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, June 21, 2002.

By: ________________________
John F. Barron
Corporate Controller

Exhibit 13.1

Commonwealth Industries, Inc.
401(k) Plan

Plan #002 EIN #13-3245741

Report on Audits of Financial Statements
for the years ended December 31, 2001 and 2000

and Supplemental Schedules
for the year ended December 31, 2001

INDEX

Report of Independent Accountants

To the Benefits Committee
of Commonwealth Industries, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Commonwealth Industries, Inc. 401(k) Plan (the Plan, formerly known as the Commonwealth Industries, Inc. Savings Plan for Salaried Employees) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

Commonwealth Industries, Inc.
401(k) Plan
Statement of Net Assets Available for Benefits
as of December 31, 2001 and 2000

	2001	2000
Investments, at fair value or contract value:		
Mutual funds	$ 21,497,401	$ 28,417,297
Investment contract	22,469,670	22,661,627
Commonwealth Industries, Inc. common stock	4,204,935	3,967,931
Participant loans	1,603,838	1,856,022
Total investments	49,775,844	56,902,877
Receivables:		
Employer contribution	81,825	87,377
Employee contributions	12,609	-
Total receivables	94,434	87,377
Net assets available for benefits	$ 49,870,278	$ 56,990,254

The accompanying notes are an integral part of the financial statements.

Commonwealth Industries, Inc.
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
for the years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Employee contributions	$ 2,643,468	$ 3,162,938
Employer contribution	923,425	1,178,530
Investment income	1,723,532	1,801,526
Interest on loans	139,355	152,947
Total additions	5,429,780	6,295,941
Deductions:		
Net depreciation in fair value of investments	3,847,574	9,030,246
Withdrawals	8,757,546	10,967,753
Administrative expense	35,649	53,873
Total deductions	12,640,769	20,051,872
Net (decrease) increase	(7,210,989)	(13,755,931)
Transfers from the Performance Sharing Plan for Hourly Employees, net	91,013	62,524
Net assets available for benefits:		
Beginning of year	56,990,254	70,683,661
End of year	$ 49,870,278	$ 56,990,254

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan:

The following brief description of the Commonwealth Industries, Inc. (the Corporation) Savings Plan for Salaried Employees (the Plan, formerly known as the Commonwealth Industries, Inc. Savings Plan for Salaried Employees) provides only general information. The plan document should be referred to for a more comprehensive description of the Plan's provisions.

a. **General:** The Plan is a defined contribution plan covering all nonbargaining employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. **Contributions:** Participants have the option of making thrift (after-tax) and/or Cash or Deferred Arrangement (CODA) (before-tax) contributions. Participating employees may elect to contribute up to 15% of their total compensation to the Plan. Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants' annual contributions are matched by the Corporation at 100% of the first 3% of the employees' compensation. Annual CODA contributions were limited to $10,500 per participant for the years ended December 31, 2001 and 2000. The Plan also provides that individuals may roll over all or part of a qualified total distribution from another tax-qualified plan. All employer contributions were initially invested in the Corporation's common stock. Participants had the option to immediately redirect their allocated portion of this contribution to other investment options. There were approximately 1,343 and 1,366 participants at December 31, 2001 and 2000, respectively. Employee and employer contributions are deposited with Connecticut General Life Insurance Company (CIGNA) where they are accumulated and invested on behalf of the Plan.

c. **Participant Accounts:** Each participant's account is credited with the participant's contribution, the Corporation's contribution and allocations of plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. **Description of the Plan, continued:**

d. Vesting and Forfeitures: Participants become 100% vested in the Corporation's contributions at the end of three years of service. Upon separation from the Corporation, participants receive the full current value of their contributions and the vested portion of the Corporation's matching contributions. Participants who separate for reasons of retirement, death, disability, layoff (due to lack of work) or transfer at the request of the Corporation to a class of employment not covered by the Plan become fully vested in the value of the Corporation's contribution under the Plan at the time of such separation or transfer. Participants who separate for any other reason forfeit the unvested portion of the value of the Corporation's contribution. Such forfeitures may be returned to the participant's account if the participant returns to work before five full years elapse. If a participant does not return before five years elapse, any forfeited amount is used to reduce the Corporation's contribution for other participants at the end of the plan year. Forfeitures of $167,887 were used to reduce the Corporation contribution in 2001. No forfeitures were used to reduce the Corporation's contribution for 2000.

e. Participant Loans: A participant may request permission from the Benefits Committee (the Committee) to borrow from the funds all or a portion of such participant's elective deferral contributions, matching contributions, and rollover contributions under the Plan. The amount loaned to a participant cannot exceed the lesser of (i) $50,000 or (ii) one-half of the participant's vested Performance Sharing Distributions, Profit Sharing Contributions and CODA contributions at a minimum of $1,000. Loans bear interest based on a reasonable rate to be fixed by the Committee and shall be based on interest rates currently being charged for similar loans by local commercial lending institutions. (The interest rate during 2001 and 2000 was prime plus one percentage point.) Loans must be repaid within five years (or a reasonable time if the loan proceeds are applied to acquire or construct the participant's principal dwelling). All loan repayments are made to the Participant Loan Fund and then transferred back to the other funds. Interest earnings on participant loans are credited directly to the participants' accounts.

f. Distributions and Withdrawals: Distributions from the Plan can be made in the form of an Annuity, a lump-sum cash payment (or a combination of those two forms), cash installments, or employer stock, if applicable.

Participants may withdraw thrift (after-tax) contributions and earnings on contributions once every twelve months. Subsequent contributions are allowed after a specified lapse of time as defined in the Plan. Withdrawal of CODA (before-tax) contributions requires the existence of specific conditions of financial hardship as defined in the Plan. Participants who have applied for withdrawal of CODA contributions are suspended from making further contributions for the next twelve months. Participant withdrawal of the Corporation's matching contributions or a rollover contribution is not permitted before the participant separates from the Corporation.

2. **Summary of Accounting Policies:**

   a. **Basis of Accounting:** The financial statements of the Plan are prepared under the accrual method of accounting.

   b. **Investment Valuation and Income Recognition:** The investment contract (Note 4) is valued at fair value which approximates contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fair value of the Commonwealth Industries, Inc. common stock is determined by the closing market price per share on the last business day of the year. Temporary investments are stated at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   c. **Payment of Benefits:** Benefits are recorded when paid.

   d. **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   e. **Risks and Uncertainties:** The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information.

3. Investments:

The following table presents the fair value of the Plan's investments at December 31, 2001 and 2000. Investments representing 5% or more of the Plan's net assets as of December 31, 2001 are separately identified.

	2001		2000	
	Number of Participation Units	Fair Value	Number of Participation Units	Fair Value
CGLIC Fidelity Advisor Equity Growth Fund	70,057	$ 5,687,948	79,396	$ 7,895,796
Stock Index Fund	125,856	7,897,494	146,432	10,455,230
Janus Worldwide Fund	-	-	48,726	3,590,168
Aim Value Fund	-	-	45,939	2,540,861
Other mutual funds	-	7,911,959	-	3,935,242
Total mutual funds		21,497,401		28,417,297
CGLIC Guaranteed Long-Term Account	536,525	22,469,670	580,322	22,661,627
Commonwealth Industries, Inc. common stock	894,667	4,204,935	881,762	3,967,931
Participant loans	-	1,603,838	-	1,856,022
Total investments		$ 49,775,844		$ 56,902,877

During 2001 and 2000, the Plan's investments, including bought, sold and held during the year, (depreciated) appreciated in value as follows:

	2001	2000
Mutual funds	$ (3,986,008)	$ (3,693,043)
Commonwealth Industries, Inc. common stock	138,434	(5,337,203)
	$ (3,847,574)	$ (9,030,246)

4. Investment Contract:

The Plan invests in The CIGNA Guaranteed Long-Term Account, which is an unallocated insurance contract. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by CIGNA. The contract may not be fully benefit-responsive because the trustee has the right to defer transfers or distributions under certain circumstances, therefore, the contract is included in the financial statements at fair value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contract approximates contract value. The average yield and crediting interest rate was approximately 7.25% and 7.10% for 2001 and 2000, respectively. The crediting interest rate is reviewed once a year and cannot be less than zero.

5. Plan Termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Corporation terminates or partially terminates the Plan, or permanently discontinues its contributions at any time, each participant affected will then become fully vested with the amount in their account. The Committee will determine the time and manner of distribution of benefits in the event of the Plan's termination.

6. Income Tax Status:

The Internal Revenue Service has determined and informed the Corporation by a letter dated June 13, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Administrative Expenses:

Certain administrative expenses are paid to CIGNA, the trustee, an, therefore, qualify as party-in-interest transactions. Fees paid by the plan to CIGNA amounted to $35,649 and $53,873 at December 31, 2001 and 2000 respectively. Certain other administrative expenses of the Plan are paid by the Corporation.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$ 49,870,278	$ 56,990,254
Deemed distributions	(24,059)	-
Net assets available for benefits per the Form 5500	$ 49,846,219	$ 56,990,254

8. Reconciliation of Financial Statements to Form 5500, continued:

The following is a reconciliation of participant withdrawals per the accompanying financial statements to the Form 5500:

	December 31,	
	2001	2000
Participant withdrawals per the financial statements	$ 8,757,546	$ 10,967,753
Deemed distributions	24,059	-
Participant withdrawals per the Form 5500	$ 8,781,605	$ 10,967,753

Commonwealth Industries, Inc.
401(k) Plan
Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Connecticut General Life Insurance Company*	Fidelity Advisor Equity Growth Fund, 70,057 units at $81.19 per unit value, variable interest rate, no maturity date	$ 5,687,948
Connecticut General Life Insurance Company*	Guaranteed Long-Term Account #GA-36638-002, 536,525 units at $41.88 per unit value, variable interest rate, no maturity date	22,469,670
Connecticut General Life Insurance Company*	Lifetime 20 Fund, 15,931 units at $21.48 per unit value, variable interest rate, no maturity date	342,196
Connecticut General Life Insurance Company*	Lifetime 30 Fund, 18,480 units at $21.37 per unit value, variable interest rate, no maturity date	394,924
Connecticut General Life Insurance Company*	Lifetime 40 Fund, 32,772 units at $20.28 per unit value, variable interest rate, no maturity date	664,624
Connecticut General Life Insurance Company*	Lifetime 50 Fund, 19,479 units at $19.83 per unit value, variable interest rate, no maturity date	386,261
Connecticut General Life Insurance Company*	Lifetime 60 Fund, 1,576 units at $18.40 per unit value, variable interest rate, no maturity date	28,999
Connecticut General Life Insurance Company*	Aim Value Fund, 46,178 units at $48.03 per unit value, variable interest rate, no maturity date	2,217,912
Connecticut General Life Insurance Company*	Janus Worldwide Fund, 40,000 units at $56.71 per unit value, variable interest rate, no maturity date	2,268,396
Connecticut General Life Insurance Company*	Stock Index Fund, 125,856 units at $62.75 per unit value, variable interest rate, no maturity date	7,897,494
Connecticut General Life Insurance Company*	Founders Balanced Fund, 52,899 units at $30.41 per unit value, variable interest rate, no maturity date	1,608,647
Commonwealth Industries, Inc.*	Common stock, 894,667 shares at $4.70 per share	4,204,935
Participant*	Loans, 6.00%-10.00% interest rate, variable maturity dates	1,603,838
		$ 49,775,844

**Party-in-interest to the Plan*

Commonwealth Industries, Inc.
401(k) Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
for the year ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

There were no reportable transactions.

Exhibit 13.2

Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan Plan #002 EIN #61-1377736

Report on Audits of Financial Statements
for the years ended December 31, 2001 and 2000

and Supplemental Schedules
for the year ended December 31, 2001

INDEX

Report of Independent Accountants

To the Benefits Committee
of Commonwealth Industries, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan (the Plan, formerly known as the Commonwealth Industries, Inc. Performance Sharing Plan for Hourly Employees) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Statement of Net Assets Available for Benefits
as of December 31, 2001 and 2000

	2001	2000
Investments, at fair value or contract value:		
Mutual funds	$ 10,063,256	$ 11,658,733
Investment contract	13,587,978	12,370,831
Commonwealth Industries, Inc. common stock	3,134,839	2,874,310
Participant loans	1,252,646	1,470,755
Total investments	28,038,719	28,374,629
Receivables:		
Employer contributions	270,349	370,075
Employee contributions	34,684	-
Interest and dividends	-	2,121
Total receivables	305,033	372,196
Net assets available for benefits	$ 28,343,752	$ 28,746,825

The accompanying notes are an integral part of the financial statements.

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

for the years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Employees' contributions	$ 1,608,847	$ 2,094,165
Employer's contributions	270,469	370,091
Investment income	1,080,226	999,349
Interest on loans	106,883	120,954
Total additions	3,066,425	3,584,559
Deductions:		
Net depreciation in fair value of investments	1,319,553	4,728,949
Withdrawals	2,045,392	1,436,326
Administrative expense	13,540	27,715
Total deductions	3,378,485	6,192,990
Net decrease	(312,060)	(2,608,431)
Transfer to the Performance Sharing Plan for Salaried Employees, net	(91,013)	(62,524)
Net assets available for benefits:		
Beginning of year	28,746,825	31,417,780
End of year	$ 28,343,752	$ 28,746,825

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan:

The following brief description of the Commonwealth Industries, Inc. (the Corporation) Performance Sharing Plan for Hourly Employees (the Plan, formerly known as the Commonwealth Industries, Inc. Performance Sharing Plan for Hourly Employees) provides only general information. The plan document should be referred to for a more comprehensive description of the Plan's provisions.

a. General: The Plan is a defined contribution plan covering all collectively bargained employees at the Commonwealth Aluminum Plant in Lewisport, Kentucky. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions: Participants have the option of making thrift (after-tax) and/or Cash or Deferred Arrangement (CODA) (before-tax) contributions. Participation requires employee basic contributions of 1% to 6% of base salary (as defined in the Plan). Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants' annual basic contributions are matched by the Corporation at a rate ranging from 25% to 50% depending on the Corporation's annual earnings performance as measured by a return on shareholders' investment formula specified in the Plan. A participant contributing the full 6% basic contribution may elect to contribute an additional 1% to 9% of base salary as a supplemental contribution. This supplemental contribution is not considered for purposes of the employer's match. Annual CODA contributions were limited to $10,500 per participant for the years ended December 31, 2001 and 2000. The Plan also provides that individuals may roll over all or part of a qualified total distribution from another tax-qualified plan.

In addition, the Corporation will contribute, under a profit sharing arrangement, an amount equal to a percentage (as determined in the Plan) of the first 6% of an employee's base salary in each year in which the return on shareholders' investment ratio is a positive value. This additional contribution will be reduced by any Performance Sharing Distributions allocated to the employees received as corporate matching contributions.

The Corporation's contributions for 2001 and 2000 were in the form of the Corporation's common stock. Participants had the option to immediately redirect their allocated portion of this contribution to other investment options. There were approximately 752 and 858 participants at December 31, 2001 and 2000, respectively. Employee and employer contributions are deposited with Connecticut General Life Insurance Company (CIGNA) where they are accumulated and invested on behalf of the Plan.

c. Participant Accounts: Each participant's account is credited with the participant's contribution, the Corporation's contribution, and allocations of plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. **Description of the Plan, continued:**

   d. **Vesting and Forfeitures:** Participants become 100% vested in the Corporation's annual contributions at the end of five years of service. Upon separation from the Corporation, participants receive the full current value of their contributions and the vested portion of the Corporation's matching contributions. Participants who separate for reasons of retirement, death, disability, layoff (due to lack of work) or transfer at the request of the Corporation to a class of employment not covered by the Plan become fully vested in the value of the Corporation's contribution under the Plan at the time of such separation or transfer. Participants who separate for any other reason forfeit the unvested portion of the value of the Corporation's contribution. Such forfeitures may be returned to the participant's account if the participant returns to work before five full years elapse. If a participant does not return before five years elapse, any forfeited amount is used to reduce the Corporation's contribution for other participants at the end of the plan year. No forfeitures were used to reduce the Employee's contributions for 2001 or 2000.

   e. **Participant Loans:** A participant may request permission from the Benefits Committee (the Committee) to borrow from the funds all or a portion of such participant's CODA contributions, vested Performance Sharing Distributions and vested Profit Sharing Contributions under the Plan. The amount loaned to a participant cannot exceed the lesser of (i) $50,000 reduced by the excess of highest outstanding loan balance or (ii) one-half of the participant's vested Performance Sharing Distributions, Profit Sharing Contributions and CODA contributions. Loans bear interest based on a reasonable rate to be fixed by the Committee and shall be based on interest rates currently being charged for similar loans by local commercial lending institutions. (The interest rate during 2001 and 2000 was prime plus one percentage point.) Loans must be repaid within five years (or a reasonable time if the loan proceeds are applied to acquire or construct the participant's principal dwelling). All loan repayments are made to the Participant Loan Fund and then transferred back to the other funds. Interest earnings on participant loans are credited directly to the participants' accounts.

   f. **Distributions and Withdrawals:** Distributions from the Plan shall be made in the form of a lump-sum cash payment.

      Participants may withdraw thrift (after-tax) contributions and earnings on contributions once every twelve months. Subsequent contributions are allowed after a specified lapse of time as defined in the Plan. Withdrawal of CODA (before-tax) contributions requires the existence of specific conditions of financial hardship as defined in the Plan. Participants who have applied for withdrawal of CODA contributions are suspended from making further contributions for the next twelve months. Participant withdrawal of the Corporation's matching contributions or a rollover contribution is not permitted before the participant separates from the Corporation.

2. **Summary of Accounting Policies:**

   a. **Basis of Accounting:** The financial statements of the Plan are prepared on the accrual basis of accounting.

   b. **Investment Valuation and Income Recognition:** The investment contract (Note 4) is valued at fair value which approximates contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fair value of the Commonwealth Industries, Inc. common stock is determined by the closing market price per share on the last business day of the year. Temporary investments are stated at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   c. **Payment of Benefits:** Benefits are recorded when paid.

   d. **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   e. **Risks and Uncertainties:** The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Investments:

The following table presents the fair value of the Plan's investments at December 31, 2001 and 2000. Investments representing 5% or more of the Plan's net assets as of December 31, 2001 are separately identified.

	2001		2000	
	Number of Participation Units	Fair Value	Number of Participation Units	Fair Value
CGLIC Fidelity Advisor Equity Growth Fund	35,805	$ 2,907,157	34,828	$ 3,463,593
CGLIC Fidelity Income and Growth Fund	56,392	1,715,129	55,651	1,729,025
Vanguard Index 500 Fund	43,977	4,656,694	45,216	5,516,440
Other mutual funds	-	784,276	-	949,675
Total mutual funds		10,063,256		11,658,733
CGLIC Guaranteed Long-Term Account	324,441	13,587,978	316,794	12,370,831
Commonwealth Industries, Inc. common stock	666,987	3,134,839	638,548	2,874,310
Participant loans	-	1,252,646	-	1,470,755
Total investments		$ 28,038,719		$ 28,374,629

During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, (depreciated) appreciated in value as follows:

	2001	2000
Mutual funds	$ (1,429,330)	$ (1,192,314)
Commonwealth Industries, Inc. common stock	109,777	(3,536,635)
	$ (1,319,553)	$ (4,728,949)

4. Investment Contract:

The Plan invests in The CIGNA Guaranteed Long-Term Account, which is an unallocated insurance contract. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by CIGNA. The contract may not be fully benefit-responsive because the trustee has the right to defer transfers or distributions under certain circumstances, therefore, the contract is included in the financial statements at fair value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contract approximates contract value. The average yield and crediting interest rate was approximately 7.25% and 7.10% for 2001 and 2000, respectively. The crediting interest rate is reviewed once a year and cannot be less than zero.

5. Plan Termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Corporation terminates or partially terminates the Plan, or permanently discontinues its contributions at any time, each participant affected will then become fully vested with the amount in their account. The Committee will determine the time and manner of distribution of benefits in the event of the Plan's termination.

6. Income Tax Status:

The Internal Revenue Service has determined and informed the Corporation by a letter dated June 13, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Administrative Expenses:

Certain administrative expenses are paid to CIGNA, the trustee, and, therefore, qualify as party-in-interest transactions. Fees paid by the Plan to CIGNA amounted to $13,540 and $27,715 at December 31, 2001 and 2000, respectively. Certain other administrative expenses of the Plan are paid by the Corporation.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$ 28,343,752	$ 28,746,825
Deemed distributions	(6,746)	-
Net assets available for benefits per the Form 5500	$ 28,337,006	$ 28,746,825

8. Reconciliation of Financial Statements to Form 5500, continued:

The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Participant withdrawals per the financial statements	$ 2,045,392	$ 1,436,326
Deemed distributions	6,746	-
Participant withdrawals per the Form 5500	$ 2,052,138	$ 1,436,326

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Plan #002 EIN #61-1377736
Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Connecticut General Life Insurance Company*	Fidelity Advisor Equity Growth Fund, 35,807 units at $81.19 per unit value, variable interest rate, no maturity date	$ 2,907,157
Connecticut General Life Insurance Company*	Fidelity Income and Growth Fund, 56,400 units at $30.41 per unit value, variable interest rate, no maturity date	1,715,129
Connecticut General Life Insurance Company*	Guaranteed Long-Term Account #GA-36638-002, 324,450 units at $41.88 per unit value, variable interest rate, no maturity date	13,587,978
Vanguard	Index 500 Fund, 43,977 units at $105.89 per unit value, variable interest rate, no maturity date	4,656,694
Connecticut General Life Insurance Company*	Lifetime 20 Fund, 7,884 units at $21.48 per unit value, variable interest rate, no maturity date	169,351
Connecticut General Life Insurance Company*	Lifetime 30 Fund, 13,890 units at $21.37 per unit value, variable interest rate, no maturity date	296,829
Connecticut General Life Insurance Company*	Lifetime 40 Fund, 13,532 units at $20.28 per unit value, variable interest rate, no maturity date	274,421
Connecticut General Life Insurance Company*	Lifetime 50 Fund, 2,089 units at $19.83 per unit value, variable interest rate, no maturity date	41,425
Connecticut General Life Insurance Company*	Lifetime 60 Fund, 122 units at $18.40 per unit value, variable interest rate, no maturity date	2,250
Commonwealth Industries, Inc.*	Common stock, 666,987 shares at $4.70 per share	3,134,839
Participant*	Loans, 6.00%-10.50% interest rate, variable maturity dates	1,252,646
		$ 28,038,719

**Party-in-interest to the Plan*

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Plan #002 EIN #61-1377736
Schedule H, Line 4j – Schedule of Reportable Transactions
for the year ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

There were no reportable transactions noted.